SCHEDULE 13G

Amendment No. 4
Aspect Medical Systems Incorporated
Common Stock
Cusip #045235108


Cusip #045235108
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	531,936
Item 6:	0
Item 7:	3,359,802
Item 8:	0
Item 9:	3,359,802
Item 11:	19.715%
Item 12:	    HC


Cusip #045235108
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,359,802
Item 8:	0
Item 9:	3,359,802
Item 11:	19.715%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This Amendment to Schedule 13G filed by FMR LLC amends the statement on Schedule 13G previously filed by FMR
Corp., the predecessor of FMR LLC.


Item 1(a).	Name of Issuer:

		Aspect Medical Systems Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		141 Needham Street
		Newton, MA  02464-1505


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		045235108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,359,802

	(b)	Percent of Class:	19.715%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	531,936

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,359,802

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Aspect Medical Systems
Incorporated. The interest of one person, Fidelity Balanced Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of Aspect
Medical Systems Incorporated, amounted to 853,185 shares or 5.006% of the total outstanding Common Stock at December
31, 2007.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp.
(now known as FMR LLC) and its direct and indirect subsidiaries



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,828,056 shares or 16.595% of the Common Stock outstanding of Aspect Medical Systems Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity
Balanced Fund, amounted to 853,185 shares or 5.006% of the Common Stock outstanding. Fidelity Balanced Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,828,056 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 531,746 shares or 3.120% of the Common Stock outstanding of the Company.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 2008, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Aspect Medical Systems Incorporated at
December 31, 2007.

	FMR LLC

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. (now
known as FMR LLC) and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Balanced Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary